UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _____ to _____

COMMISSION FILE NUMBER 333-111145

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCON 401(K) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCON, INC.
BÖSCH 69, P.O. BOX 62
HUNENBERG, SWITZERLAND
41+ 41 785-8888

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcon 401(k) Plan and Trust Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Alcon 401(k) Plan and Trust

Date: June 22, 2006

By: /s/ Dwight D. Horton
     Dwight D. Horton, Chairman
     Alcon 401(k) Plan and Trust Committee

ALCON 401(k) PLAN AND TRUST
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

    All other schedules required by the Department of Labor's Rules
    and Regulations for Reporting and Disclosure under the Employee
    Retirement Income Security Act of 1974 have been omitted because
    they are not applicable.

Exhibits:

Report of Independent Registered Public Accounting Firm

The Plan Committee
Alcon 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Alcon 401(k) Plan and Trust (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Alcon 401(k) Plan and Trust as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Fort Worth, Texas
June 15, 2006

ALCON 401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,	
Assets	2005	2004
Investments, at fair value:		
Investment in Master Trust	$ 1,113,873	$ 1,188,529
Participant loans	29,195	29,443
Net assets available for benefits	$ 1,143,068	$ 1,217,972

See accompanying notes to financial statements.

ALCON 401(k) PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

(in thousands)

| | Years Ended December 31, | | |
	2005		2004
Additions to net assets attributed to:			
Net appreciation in fair value of investment in Master Trust	$	74,640	$	133,557
Interest on participant loans		1,778		1,686
Investment gain		76,418		135,243
Contributions:			
Employer		24,199		53,212
Participants		42,809		38,739
Rollovers		1,887		2,168
		68,895		94,119
Total additions		145,313		229,362
Deductions from net assets attributed to:			
Distributions to participants		(43,623)		(42,881)
Transfer to Alcon Retirement Plan and Trust		(176,594)		-
Total deductions		(220,217)		(42,881)
Net increase (decrease)		(74,904)		186,481
Net assets available for benefits:			
Beginning of year		1,217,972		1,031,491
End of year	$	1,143,068	$	1,217,972

See accompanying notes to financial statements.

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

1) Description of Plan

The following brief description of the Alcon 401(k) Plan and Trust (the "Plan") is provided for general information purposes only. The funds of the Plan, the Alcon Retirement Plan and Trust (the "2005 ARP") and the Profit Sharing Trust for Eligible Employees of Alcon (Puerto Rico), Inc. (the "PST") are held and invested through the Master Trust for the Defined Contribution Plans for Alcon Laboratories, Inc. and Alcon (Puerto Rico), Inc. (the "Master Trust"). Participants should refer to the Plan documents for more complete information. If an employee participates in the Plan, certain limitations of the Internal Revenue Code ("IRC") discussed herein apply in total.

Effective December 31, 2004, the Plan changed its fiscal year end from December 30 to December 31. Prior year amounts have been restated to conform to the new fiscal year and to provide comparative financial statements.

a) General

The Plan is a defined contribution plan and trust. Employees of Alcon Laboratories, Inc. and certain other participating employers (collectively, the "Employer") are eligible for participation in the Plan immediately following employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 2005, the Alcon 401(k) Retirement Plan was renamed the Alcon 401(k) Plan and Trust. Additionally, the Employer instituted the 2005 ARP, a noncontributory money purchase pension plan. Assets totaling $176,594,000 associated with a former similar retirement plan were transferred from the Plan to the 2005 ARP during 2005.

b) Administration

The Plan is administered by the Alcon 401(k) Plan and Trust/Alcon Retirement Plan and Trust Committees (collectively, the "Plan Committees") consisting of employees and retirees of the Employer. JPMorganChase Bank serves as the trustee and custodian, and JPMorgan Retirement Plan Services serves as the recordkeeper. JPMorgan Retirement Plan Services provides participants with valuation statements as of each calendar quarter end, as well as daily valuations available through the internet.

c) Participant Contributions

Employees electing to participate in the Plan are eligible to direct their Employer to contribute, pursuant to a salary reduction arrangement, between 1% and 5% of basic considered compensation as a basic contribution. Salary reduction contributions are subject to the provisions of Section 401(k) of the IRC.

Participants contributing the maximum basic contribution may make additional supplemental contributions of between 1% and 10% of their basic considered compensation pursuant to a salary reduction arrangement.

Participants direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan through the Master Trust.

Annual additions to a participant's account, consisting of salary reduction plus Employer contributions, may not exceed the lesser of $42,000 in 2005 ($41,000 in 2004) or 100% of the participant's basic considered compensation. Salary reduction contributions may not exceed $14,000 for 2005 or $13,000 for 2004, plus catch-up contributions of $4,000 and $3,000 in 2005 and 2004, respectively, for participants over the age of 50.

The Plan accepts rollover contributions of participants' pre-tax distributions from other qualified plans under Section 401 of the IRC. There is no limitation to the amount of rollover contributions allowed.

d) Employer Contributions

Effective January 1, 2005, each participant's basic contributions are matched by the Employer on a $1.00 to $1.00 basis. For contributions prior to January 1, 2005, Employer matching contributions were on a basis of $2.40 to $1.00. The reduction in matching coincided with the establishment of the 2005 ARP, whereby each participating Employer contributes, on behalf of each of its eligible employees, 7% of the participant's basic considered compensation. During 2005 and 2004, the Employer made matching contributions to the Plan of $24,199,000 and $53,212,000, respectively, in the form of cash.

Supplemental and rollover contributions are not matched by the Employer.

e) Allocation of Trust Income or Loss

Master Trust income or loss allocable to the Plan is allocated at the end of each day to the individual participants' accounts based upon the ratio of each participant's Plan account balance at the end of the day to the total balance of all participants' Plan accounts at the end of such day.

f) Vesting and Forfeitures

Participants are immediately vested in their supplemental, basic and rollover contributions plus allocated earnings or losses thereon. Vesting in the remainder of their account (i.e., Employer contributions plus allocated earnings or losses thereon) is based on years of service, as follows:

Years of Service	Vested Amount
Less than 2	0%
2	20%
3	40%
4	70%
5	100%

Regardless of the length of service, a participant is also 100% vested upon attainment of age 55, or upon termination by reason of death or permanent and total disability. Upon termination, any amount in which the participant is not vested shall be forfeited with certain limitations.

Forfeitures are removed from terminated employees' accounts and used to offset recordkeeping and trust and custody expenses first, then to reduce the Employer's contribution.

g) Distributions

All distributions are based on the value of the participant's account. Cash distributions generally can be in the form of a lump sum payment or installments not exceeding the lesser of 20 years or the participant's life expectancy.

Prior to termination, retirement, death or permanent and total disability, participants under the age of 59.5 years generally may not withdraw (1) basic contributions and earnings or losses thereon, or (2) supplemental contributions made pursuant to a salary reduction arrangement and earnings or losses thereon.

Supplemental contributions (amounts in excess of the basic contribution) which are not made pursuant to a salary reduction arrangement may be withdrawn in whole or in part by any participant along with the earnings attributable to such contributions subject to certain limitations.

Vested Employer contributions and earnings thereon generally may not be withdrawn by the participant prior to attaining the age of 59.5 years, termination, retirement, death or disability.

Participants over the age of 59.5 years may withdraw, prior to termination of employment, any portion of their account balance once per year.

Participants with a proven financial hardship may withdraw all or a portion of their basic contributions and vested participating Employer contributions, subject to the amount of the demonstrated financial need. Such a withdrawal may not be later reconstituted. In addition, the participant may not resume contributions during the 6-month period immediately following the hardship withdrawal.

h) Loans

Participants may borrow a minimum of $500 up to a maximum of the lesser of $50,000 minus the highest balance of any outstanding loan issued in the 12 months prior or one-half of the participant's vested interest in their account. A participant may have no more than two loans outstanding at any one time. Each loan bears interest at prime rate plus one percent and payments are made through payroll deductions.

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

2) Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

a) Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis. Benefit distributions are recorded when paid.

Certain prior year amounts have been restated to conform to current year presentation.

b) Investment Valuation and Income Recognition

Investments in the Master Trust are stated at fair value based upon quoted market prices, where available, or upon estimated fair value where a readily available market quoted price does not exist. Purchases and sales of investments are recognized on the trade date. Gains and losses are recognized upon sale of investments. Interest is recognized as earned, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on the sale of investments during the year as well as unrealized appreciation (depreciation) of investments held at year end.

The Master Trust makes use of investment strategies involving the limited use of derivatives. Investment managers are permitted to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives may also be used as a hedge against foreign currency fluctuations. Derivatives are stated at estimated fair market value.

The Master Trust includes a stable value fund, which holds a fully benefit-responsive synthetic guaranteed investment account. Insurance wrapper contracts within the stable value fund manage market risks and alter the return characteristics of the underlying securities. The stable value fund held wrapper contracts with values totaling $1,359,000 and negative values totaling $1,242,000 at December 31, 2005 and 2004, respectively. During 2005 and 2004, the average yield was 5.49% and 5.15%, respectively, and average crediting rates at December 31, 2005 and 2004 were 5.68% and 5.06%, respectively. Interest rate resets are performed quarterly based upon the previous month end. The stable value fund is stated at contract value.

Employer securities within the Master Trust represent common stock of Alcon, Inc., the parent company of the Employer. Investments in Alcon, Inc. common stock, which is traded on the New York Stock Exchange, are reflected at fair value at December 31, 2005 and 2004 based upon the closing price on the respective dates. To the extent that participants invest in employer securities through their Plan accounts, they maintain voting and dividend rights associated with the stock.

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3) Investments

The Plan, the 2005 ARP and the PST have an undivided interest in the Master Trust. The Plan's investment decisions, including the purchase and sale of individual securities, are made by outside investment managers within general guidelines provided by the Plan Committees. The assets of the Master Trust are held by a custodial trustee.

The following represents the value of the net assets available for benefits of the Master Trust.

	December 31,	
	2005	2004
	(in thousands)	
Investments, at fair value:		
Cash and short-term securities	$ 37,585	$ 36,223
U.S. Government securities	178,435	135,934
Corporate debt	183,111	115,188
Corporate stock – preferred	18,634	18,227
Corporate stock – common	327,998	321,900
Common collective funds	361,107	331,709
Mutual funds	121,683	89,176
Other	5,674	13,868
Employer securities	40,644	20,825
Investments, at contract value:		
Guaranteed synthetic investment contracts	152,975	137,722
Total investments	1,427,846	1,220,772
Receivables:		
For securities sold	966	2,589
Forward currency contracts	21,310	15,249
Total receivables	22,276	17,838
Liabilities:		
Payables for securities purchased	(72,603)	(23,906)
Forward currency contracts	(21,195)	(15,855)
Total liabilities	(93,798)	(39,761)
Net assets available for benefits	$ 1,356,324	$ 1,198,849

Notes to Financial Statements

December 31, 2005 and 2004

The Plan accounted for approximately 82.1% and 99.1% of net assets of the Master Trust at December 31, 2005 and 2004, respectively, based upon relative employee balances in the Plan, the 2005 ARP and the PST.

Investment gain (loss), net for the Master Trust is summarized as follows:

	Years Ended December 31,	
	2005	2004
	(in thousands)	
Net appreciation (depreciation) in the fair value of investments:		
Cash and short-term securities	$ 275	$ 35
U.S. Government securities	(1,940)	(34)
Corporate debt	(1,775)	(2,541)
Corporate stock – preferred	(1,586)	(2,375)
Corporate stock – common	30,305	62,205
Common collective funds	18,296	33,142
Mutual funds	7,460	19,466
Other	(606)	997
Employer securities	13,616	3,485
Interest income	19,863	16,399
Dividend income	11,165	8,493
Other income	3	5
	95,076	139,277
Less expenses	(4,569)	(4,415)
	$ 90,507	$ 134,862

Participant loans are part of the Plan and, therefore, are considered to be participant directed funds as of December 31, 2005 and 2004. Participant loans and related income are not included in the Master Trust but are included directly as a part of the Plan. The investment information pertaining to participant loans and related interest income is broken out separately on the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

As of December 31, 2005 and 2004, the Master Trust included net assets that were non-participant-directed of approximately $13,231,000 and $11,346,000, respectively, consisting of the assets of the PST and amounts in holding accounts used to process contributions, withdrawals, terminations and loans for the Plan, the 2005 ARP and the PST.

4) Related-Party Transactions

Certain investments in the Master Trust are shares of mutual funds managed by JPMorgan Asset Management (formerly JPMorgan Fleming Asset Management), a related company to JPMorganChase Bank, the trustee and custodian, and to JPMorgan Retirement Plan Services, the recordkeeper. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Master Trust to JPMorgan Asset Management for investment management services amounted to $547,000 and $518,000 for the years ended December 31, 2005 and 2004, respectively.

5) Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks associated with certain investment securities, and it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

6) Forfeited Accounts

During 2005 and 2004, $1,626,000 and $539,000, respectively, in non-vested accounts were forfeited and were applied to offset recordkeeping and trust and custody expenses. At December 31, 2005 and 2004, unused forfeitures totaling $1,713,000 and $982,000, respectively, were available to offset future expenses or Employer contributions to the Plan.

7) Tax Status

By letter dated December 17, 2002 the Internal Revenue Service determined that the Plan was qualified under Section 401(a) of the IRC and is entitled to favorable tax treatment. A qualified plan is required to operate in conformity with the IRC to maintain its qualified status. Although the Plan has been amended since receiving the determination letter, the Plan Committees and the Plan's in-house legal counsel believe that the Plan is currently being operated in compliance with these requirements.

8) Termination of Plan

The Employer has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in ERISA. Amendment of the Plan may not deprive participants of their vested interest or divert Plan assets from the exclusive benefit of participants or their beneficiaries. In the event of termination of the Plan or irrevocable discontinuation of Employer contributions, all amounts credited to the accounts of participants will be fully vested and non-forfeitable.

ALCON 401(k) PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
*	Participant loans	Loans – Terms range from 2 months to 16 years, due between 6/22/05 and 12/15/20, and bear interest at rates ranging between 5% and 10.5%	$	29,195
		Assets (Held at End of Year)	$	29,195

* Party-in-interest

See accompanying report of independent registered public accounting firm.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Committee
Alcon 401(k) Plan and Trust:

We consent to the incorporation by reference in the registration statement No. 333-111145 on Form S-8 of Alcon, Inc. of our report dated June 15, 2006 with respect to the statements of net assets available for benefits of Alcon 401(k) Plan and Trust as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of Alcon 401(k) Plan and Trust.

/s/ KPMG LLP

Fort Worth, Texas
June 22, 2006